Raymond James Financial, Inc. Electronic EDGAR Proof

EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Jennifer C. Ackart
Submission Contact Phone Number	727-567-4303
Exchange	NYSE
Confirming Copy	off
Filer CIK	0000720005
Filer CCC	xxxxxxxx
Period of Report	05/27/09
Item IDs	7.01
	9.01
Notify via Filing website Only	off
Emails	lisa.williford@raymondjames.com
	doug.krueger@raymondjames.com
	jennifer.ackart@raymondjames.com

Documents

8-K	k8052709.htm
	8K
EX-99.1	ex99_1.htm
	04/09 Operating Data Release
GRAPHIC	logo.jpg
	logo
8-K	submissionpdf.pdf
	PDF

Module and Segment References

SEC EDGAR XFDL Submission Header


```
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Jennifer C. Ackart</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
                <popup sid="SubSro_sroId_"><value>NYSE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000720005</value></field>
                <field sid="SubFiler_filerCcc_"><value>sjm2a$jw</value></field>

                <field sid="SubTable_periodOfReport_"><value>05/27/09</value></field>
                <combobox sid="SubItem_itemId_"><value>7.01</value></combobox>
                <combobox sid="SubItem_itemId_1"><value>9.01</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>k8052709.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>8K</value></field>
                <data sid="data1"><filename>k8052709.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>ex99_1.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
                <field sid="SubDocument_description_1"><value>04/09 Operating Data Release</value></field>
                <data sid="data2"><filename>ex99_1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>logo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_2"><value>logo</value></field>
                <data sid="data3"><filename>logo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>8-K</value></combobox>
                <field sid="SubDocument_description_3"><value>PDF</value></field>
                <data sid="data4"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>lisa.williford@raymondjames.com</value></fi
                <field sid="SubInternet_internetAddress_1"><value>doug.krueger@raymondjames.com</value></fie
                <field sid="SubInternet_internetAddress_2"><value>jennifer.ackart@raymondjames.com</value></
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

May 27, 2009
Date of report (date of earliest event reported)

Raymond James Financial, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

On May 27, 2009, Raymond James Financial, Inc. issued a press release disclosing operating data for the period ending April 30, 2009. A copy of the release is attached as Exhibit 99.1 to this report.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Item 9.01 Financial Statements and Exhibits

      (d) The following is filed as an exhibit to this report:

Exhibit No.

      99.1 Press release dated May 27, 2009 issued by Raymond James Financial, Inc.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: May 28, 2009   By: /s/ Thomas A. James
                                               Thomas A. James
                                              Chairman
                                              and Chief Executive Officer

Exhibit 99.1

RAYMOND JAMES®

May 27, 2009   FOR IMMEDIATE RELEASE

RAYMOND JAMES FINANCIAL, INC.
REPORTS APRIL 2009 OPERATING DATA

ST. PETERSBURG, Fla. – In an effort to provide timely information to enable analysts and investors to stay better informed about the general trends in our major business segments, we are releasing selected operating statistics. Due to the limited nature of this data, a consistent correlation to earnings should not be assumed.

"Although comparisons of April commission/fee revenue results contrasted to last year were still down 23 percent, the market tone began to improve in April. In fact, comparisons to March were up slightly on a per-day basis," said Chairman and CEO Thomas A. James. "Client assets under administration and assets under management both grew approximately 6 percent from the end of March, reflecting a better market. Underwriting activity grew materially from the preceding month to equal last year's level. Renewed activity has continued in May, primarily related to REITs, energy MLPs and financial institutions seeking to add equity as conditions in the equity markets have become more receptive to new financings.

"Net interest spreads and revenues remained at high levels in the bank. As interest in the equity markets increases and corporations pay down their balances, Raymond James Bank has reduced its size somewhat, which it will continue to do through fiscal year-end in anticipation of receiving approval of its conversion to a national bank," James continued.

"Although I expect continuing market and economic volatility, the stock market should improve by year-end as the general economy seems to be trying to make a bottom."

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principal wholly owned broker/dealers (Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd.) and Raymond James Investment Services Limited, a majority-owned independent contractor subsidiary in the United Kingdom, have a total of more than 5,000 financial advisors serving approximately 1.8 million[1] accounts in 2,200 locations throughout the United States, Canada and overseas. In addition, total client assets are currently $183 billion[2], of which approximately $28 billion are managed by the firm's asset management subsidiaries.

To the extent that Raymond James makes or publishes forward-looking statements (regarding economic conditions, management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2008 annual report on Form 10-K and quarterly report for the quarters ended December 31, 2008 and March 31, 2009 on Form 10-Q, which are available on raymondjames.com and sec.gov.

---

[1] Decrease in number of client accounts is due to the exclusion of approximately 100,000 zero balance accounts not associated with any assets. Reported figures for prior periods included these accounts.

[2] Client assets under administration now include $7 billion in balances related to direct mutual funds which were not reported in the prior year.

-more-

Raymond James Financial, Inc.

	April 2009 (21 business days)	March 2009 (22 business days)	February 2009 (19 business days)
Securities commissions/fees [1]	$ 129.9 mil.	$ 131.9 mil.	$ 114.7 mil.
Assets under management [2]	$ 27.5 bil.	$ 26.1 bil.	$ 25.2 bil.
# of managed/co-managed underwritings [3]	7	3	2
Total customer assets under administration	$ 182.8 bil [5]	$ 172.4 bil [5]	$ 164.4 bil [5]
Raymond James Bank total assets [4]	$ 8.8 bil.	$ 9.1 bil.	$ 9.1 bil.
Raymond James Bank total loans, net [4]	$ 7.5 bil.	$ 7.5 bil.	$ 7.6 bil.

(1) Includes all securities commissions and fees generated by our financial advisors, both private client and institutional.

(2) This is the primary revenue driver for the asset management segment. Investment advisory fees are based on a percentage of assets at either a single point in time within the quarter, typically the beginning or end of a quarter, or the "average daily" balances of assets under management.

(3) This is only one of several key revenue sources for the capital markets segment; other key revenue sources include institutional sales commissions and transaction fees.

(4) Represents the use of Raymond James Bank as a cash sweep option for brokerage clients, and the related lending activity.

(5) Client assets under administration now include $7 billion in balances related to direct mutual funds which were not included in the prior year.

-30-

For more information, contact Anthea Penrose at 727-567-2824
Please visit the Raymond James Press Center at raymondjames.com/media.